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                                                        EXHIBIT (8)(d)(i)
                   AMENDMENT TO FUND PARTICIPATION AGREEMENT

     This Amendment to the Fund Participation Agreement ("Agreement") dated July 1, 1996, as amended, between Janus Aspen Series, an open-end management investment company organized as a Delaware business trust (the "Trust"), and G.E. Life and Annuity Assurance Company (formerly The Life Insurance Company of Virginia), a Virginia life insurance company (the "Company") is effective as of March 1, 2000.

                                   AMENDMENT
                                   ---------

     For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

     1. If the Company elects to include any such materials on its Website or other computer or electronic format, the company assumes sole responsibility for maintaining such materials in the form provided by the Trust and for promptly replacing such materials with all updates provided by the Trust.

     2. The Agreement shall cover investment by the Company's Separate Accounts in Institutional Shares and Service Shares, two separate classes of shares issued by the Portfolios of Janus Aspen Series. All references to "shares" in the Agreement shall refer to shares of either of these classes, as applicable.

     All other terms of the Agreement shall remain in full force and effect.

     IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment as of the date and year first above written.

G.E. LIFE AND ANNUITY ASSURANCE
COMPANY


By:
   ---------------------------
Name:
Title:


JANUS ASPEN SERIES


By:
   ---------------------------
Name: Bonnie M. Howe
Title:  Vice President